

13031012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8 - 67969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marwood Group Research LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Ave., 11TH FLOOR
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **212-897-1688**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name -- *if individual, state last, first, middle name*)

10 Melville Park Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group Research LLC, as of December 31, ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Member of
Marwood Group Research LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Marwood Group Research LLC (the "Company") (a wholly-owned subsidiary of Marwood Group & Co. USA LLC), as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statements that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

MARCUMGROUP
MEMBER

Marcum LLP ■ 10 Melville Park Road ■ Melville, New York 11747 ■ Phone 631.414.4000 ■ Fax 631.414.4001 ■ marcumllp.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Group Research LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
February 28, 2013

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets		
Cash	$ 380,150	
Accounts receivable	189,716	
Prepaid expenses	20,026	
Total Assets		$ 589,892
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	$ 86,223	
Deferred revenue	209,023	
Total Liabilities		$ 295,246
Contingencies		
Member's Equity		294,646
Total Liabilities and Member's Equity		$ 589,892

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Marwood Group Research LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's business consists primarily of providing research services relating to the healthcare industry.

As provided for in the Company's limited liability company agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date this financial statement was issued.

Effective January 1, 2013, the Company's expense sharing agreement with its Parent and affiliates has been modified such that expenses borne by the Parent on behalf of the Company will be absorbed by the Parent and will no longer be considered an expense of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH

The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2012, the Company determined that no reserve against accounts receivable was required. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

At December 31, 2012, no single customer accounted for more than 10% of total accounts receivable. The Company believes the number of clients that comprise the Company's client base in the various geographic regions in which the Company's clients operate limits concentrations of credit risk with respect to revenues and accounts receivable.

INCOME TAXES

The Company is a single member limited liability company and, therefore, is considered to be a disregarded entity for income tax purposes. The members of a limited liability company are taxed on their proportionate share of a company's federal and state taxable income. Accordingly, no liability for federal or state income taxes has been included in this financial statement.

The amount payable for the Company's share of the Parent's New York City Unincorporated Business Tax ("NYCUBT") and District of Columbia Unincorporated Business Franchise Tax returns ("DCUBFT"). The NYCUBT and DCUBFT are calculated as if each company filed on a separate return basis and is recorded as a capital contribution from the Parent.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2012, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state, and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2012.

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with the highest priority given to Level 1, as these are the most transparent or reliable:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares office, administrative, and occupancy expenses with the Parent and other affiliates. The Company recognizes its share of such expenses by a formula determined by management as defined in an expense sharing agreement (the "Expense Sharing Agreement") between the Company, the Parent, and other affiliates. In accordance with the Expense Sharing Agreement, on the last business day of each month, the total of any amounts due to the Parent or other affiliates that is not paid shall automatically convert to a capital contribution from the Parent. For the year ended December 31, 2012, expenses paid by the Parent and recorded as capital contributions to the Company totaled $2,425,986. Expenses paid by the Company and recorded as capital distributions to the Parent amounted to $176,249 for the year ended December 31, 2012.

The amount of income tax expense recorded as a capital contribution to the Company amounted to $15,200 for the year ended December 31, 2012.

On April 18, 2007, the Parent entered into two term loan agreements (the "Term Loans") with a financial institution totaling up to $1,200,000 and maturing on April 18, 2013. The Term Loans were repaid in February 2013. Additionally, on November 1, 2011, the Parent entered into a third term loan (the "New Term Loan") totaling up to $3,500,000 and maturing on November 1, 2016.

In the aggregate, approximately $3,100,000 of the Term Loans and the New Term Loan was outstanding at December 31, 2012. The Parent has granted a security interest in substantially all of the Parent's assets as collateral for the loans.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2012, the Company had net capital of $108,063, which was $88,380 in excess of its required net capital of $19,683. The Company's ratio of aggregate indebtedness to net capital was 2.73 to 1 at December 31, 2012.

NOTE 5 - CONTINGENCIES

LITIGATION

In August and September of 2011, two former employees filed complaints against the Company alleging wrongful termination. The trial is scheduled to begin in March 2013. The Company believes it has meritorious defenses to the allegations, and intends to vigorously defend against the litigation. However, the Company cannot predict the outcome of any legal proceedings, and there can be no assurance that the ultimate resolution of any such matter will not have a material adverse impact on the Company's financial position, results of operations, or cash flows.

SEC SUBPOENAS

In December 2011, February 2012, March 2012 and May 2012 the Company and certain of its employees, the Parent and certain other entities owned by the Parent (the "Respondents")received informational subpoenas from the United States Securities and Exchange Commission relating to trading in the securities of Amlyn Pharmaceuticals. The Respondents are cooperating fully with these informational subpoenas. The Respondents do not maintain a trading desk or trade in these securities. The Respondent's cooperation is based upon written research provided to its clients who may have traded in these securities. The Company cannot at this time predict the outcome of this matter and there can be no assurances that the ultimate outcome will not have a material adverse impact on the Company's financial position, results of operations or cash flows.